UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                       SCHEDULE 13D


                         Under the Securities Exchange Act of 1934


                              Vitro Diagnostics, Inc. ("VODG")
                         ------------------------------------------
                                     (Name of Issuer)


                          Common Stock, $.001 par value per share
                         ------------------------------------------
                               (Title of Class of Securities)


                                         928501303
                         ------------------------------------------
                                       (CUSIP Number)

David J. Babiarz, Esq., Overton, Babiarz & Associates, P.C., 7720 E.
----------------------------------------------------------------------
Belleview Avenue, Suite 200, Englewood, Colorado 80111, (303) 779-5900
----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                       June 7, 1999
                  -------------------------------------------------------
                  (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     928501303
         ------------------

1     Name of Reporting Person


      Erik D. Van Horn

2     Check the Appropriate Box if a Member of a Group     a [ ]     b [ ]

      N/A

3     SEC USE ONLY
                  --------------------------------------------------------


4     Source of Funds

      00

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)    [ ]



6     Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     Sole Voting Power:            530,516

8     Shared Voting Power:          --00--

9     Sole Dispositive Power:       530,516

10     Shared Dispositive Power:    --00--

11     Aggregate Amount Beneficially Owned by Each Reporting Person:  530,516

12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13     Percent of Class Represented by Amount in Row (11):     6.6%

14     Type of Reporting Person:      IN

Item 1:     SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 8100 Southpark Way, B-1, Littleton, Colorado 80120.


Item 2:     IDENTITY AND BACKGROUND

     a.     Name:  Erik D. Van Horn ("Van Horn" or "Reporting Person").

     b.     Address: 1025 So. Steele Street, Denver, CO 80209

     c. Occupation: Van Horn is the production manager of Vitro Diagnostics, Inc.

     d. & e.Sanctions: During the last 5 years, Van Horn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Van Horn, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

     f.     Citizenship:  United States of America


Item 3:     SOURCE OF FUNDS OR OTHER CONSIDERATION

     Interest in securities of the Company acquired by Van Horn represent options to acquire Common Stock issued to him as an employee of the Company. Accordingly, no funds were utilized to purchase the securities.


Item 4:     PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Van Horn for the purpose of investment. Mr. Hurst has no plans which relate to or would result in, any of the following:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, in his capacity as a director of the Company, the Reporting Person may review and, where appropriate, approve transactions such as a merger which may have the effect of changing control of the Company;

     c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.     Any action similar to any of those enumerated above.


Item 5:     INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Van Horn is deemed to beneficially own 530,516 shares of Common Stock of the Company, representing 6.6% of the issued and outstanding Common Stock.
            All of the Securities owned by Van Horn represent options to acquire Common Stock. Van Horn is the owner of 30,516 options exercisable at $.625 until June 6, 2009, 100,000 options exercisable at $.16 until May 6, 2006, 100,000 exercisable at $.08 until April 7, 2007, 100,000 exercisable at $.10 until May 3, 2008 and 200,000 exercisable at $.07 until August 26, 2002.

     b. Van Horn has the sole power to vote and has sole dispositive right with regard to the 530,516 shares of Common Stock.

     c. On June 7, 1999, Hurst acquired an option to purchase 30,516 shares of Common Stock at an exercise price of $.625 per share. Said option is exercisable immediately and until June 6, 2009.

     d.     Not applicable.

     e.     Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.


Item 7:     MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                        SIGNATURE
                                 ----------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.




        /s/ Erik D. Van Horn                      Date:       10/13/99
       --------------------------                      ----------------------
            Erik D. Van Horn